JOIN THE 'LAINE'S BAKE SHOP COMMUNITY

Closing on December 11, 11:59PM EST

An artisan baking manufacturing company with a social mission.

Seventy percent of our business is wholesale to companies like Whole Foods and Starbucks. To meet existing surplus demand and take advantage of larger opportunities, we're moving into a production space that's three times larger, with an estimated maximum output of $4M. Our mission is to bring people together through authentic, good food as a way to revitalize urban communities, starting with the south side of Chicago. We specialize in scratch made, all-natural baked goods with unique flavors.

Follow (195)

female_founder food retail main street b2c b2b manufacturing bakeries bakeries cafe crowdfunding social impact



Rachel E. Bernier-Green
Owner
7 years Big 4 accounting experience. M.S, in Taxation, B.A.s in Finance & Accounting.



Why you may want to invest

1 Carried in all 54 Whole Foods in the Midwest Region, stores can select from 6 SKUs.

2 Carried in 10 local Starbucks.

3 Retail bakery cafe location in Chicago's Pullman neighborhood to open September 2018. Monthly on site pop up events leading up to grand opening.

4 Lease secured for new production facility in Chicago's Woodlawn neighborhood, opens fall 2018.

5 Alumni of the Good Food Business Accelerator at 1871 Tech Incubator in Chicago.

6 Accepted into the Fall 2018 Cohort of the Inner City Capital Connections program.

Our Ambition

Our vision is to become a Chicago-centric, national consumer brand, similar to Giordano's or Garrett's Popcorn. We plan to scale nationally with Whole Foods, Starbucks, and other national retailers. We will have food service contracts to supply our products through channels such as Bon Appetit Food Service. On the retail side, we will work to make our Chicago locations community institutions during this time. We will catalyze positive change in our communities by executing our social mission.

- 📄 LBS_Leadership_and_Project_Teams__3_.pdf
- 📄 Rachel_Bernier-Green_Resume__2_.pdf
- 📄 NOF_Application_Signed-__Laine_s_Bake_Shop_Woodlawn.pdf
- 📄 Pitch_Deck-_WeFunder__2_.pdf

lainesbakeshop.com   Chicago, Illinois 🐦 f ⊙ ▶ ⋙

Why I Like 'Laine's Bake Shop

I've worked with many small businesses over the last ten years. Only a few of those business owners have impressed me with their tenacity and passion. Rachel of 'Laine's Bake Shop falls into that category. She's been a superstar here in the Chicago area gathering accolades from many business support agencies, major retailers and all the way to city hall. This is because Rachel understands that a business can operate with a social mission without sacrificing profits. Her commitment to assisting those in underserved communities speaks volumes about her character and compassion. She is on a trajectory to sell products nationwide through a couple of national retailers and is at a great stage... READ MORE



Shelby Parchman
FINANCE & INNOVATION STRATEGIST, GOOD FOOD ACCELERATOR

THE BUZZ ABOUT 'LAINE'S BAKE SHOP

"What comes through with her business is her values. It's almost like a passing forward.

 **Rodney Hines**
Director of U.S. Social Impact for Starbucks

I have known Rachel since 2015 when she participated in FamilyFarmed's Good Food Accelerator program. I know from the beginning that her grit and determination combined

Accelerator program. I knew from the beginning that her grit and determination combined with a delicious product would take her business far. Since then I have had the privilege of watching Rachel grow 'Laine's Bake Shop into a successful business with a focus on good food and community. We're proud to have such a rockstar entrepreneur graduate from the Good Food Accelerator, and I can't wait to watch 'Laine's Bake Shop continue to grow and thrive all the while enhancing our local food economy. Rachel has a natural knack for business and community development and produces the most delicious treats, which makes for an easy investment decision!


Jim Slama
CEO, FamilyFarmed

Rachel is such an inspiration at so many levels. My first interaction with her and her husband was when our organization offered technical support as they were pursuing a supplier relationship with Whole Foods Stores. Her willingness to learn and tenacity no matter what obstacles came her way demonstrates a "true" entrepreneur. I have no doubt in my mind that Laine's Bake Shop will become a known brand nationally and internationally.


Tamora Hughes
SBDC Program Director, Greater Englewood CDC

'Laine's Bake Shop is that perfectly balanced confection of delicious product and smart, savvy business-sense, both ably represented by Rachel. It's been a pleasure working with her both through our Small Business Growth program and as a fantastic vendor to the University.



Alyssa Berman-Cutler
Director of Community Economic Development Initiatives, Office of Civic Engagement and Polsky Center for Entrepreneurship and Innovation at University of Chicago

[Rachel] is a good entrepreneur, very creative, always searching. ... [Laine's] has a lot of potential


Bobby Turner
President of the Southern region for Whole Foods Market

I have ordered from Laine's bake shop 4 times now and Im absolutely in love with the cookies! I live in PA and my cookies are always shipped nicely and in a timely fashion. Best butter cookies ever! The owner is very professional and has exceeded my expectations for every order.


Star M.
Yelp Reviewer

I ordered cupcakes and a cake for my boss' birthday party and everyone loved the red velvet cupcakes. They also raved about the design of the cake. The owner is extremely talented and passionate about her craft.


Qwanchaize E.
Yelp Reviewer

Just tried some of the delicious items they offer. Wow! I had the banana pudding and a peach cobbler. Both items were served in cute little mason jars to go. I couldn't decide which dessert tasted better. The banana pudding was made from scratch and was divine! The peach cobbler was just sweet enough and the peaches were not mushy or over cooked.


Amber L.
Yelp Reviewer

I tried a number of their products at the grand opening and they were amazing!! The tasting for my wedding cake was even better, if that's even possible. She's incredibly responsive and flexible and she provides a great variety of flavors and baked goods. I can't wait to work with her on my wedding cake for next April!

Keisha S



No Logo

How Heart (and Cookies) Rebuilt a Chicago Community (Paid Post by US Bank From NYTimes.com)

Once desolate, Chicago's Pullman Park is transformed.
May 24, 2018 @ paidpost.nytimes.com



Chicago Tribune

Laine's Bake Shop keeps Chicago supplied in cookies

Laine's Bake Shop in Chicago's Morgan Park neighborhood sells cookies at 10 Starbucks locations and more than 50 Whole Foods stores. (Zbigniew Bzdak/Chicago Tribune)
May 21, 2018 @ chicagotribune.com



SOUTH SIDE WEEKLY

Fresh Brews

Though it's been open for seven years, Overflow became one of a handful of Black-owned coffee shops in the city (along with a couple others featured here) when small business incubation nonprofit Entrenuity, founded by Austin resident L. Brian Jenkins,
May 3, 2018 @ southsideweekly.com



Citizen

Chicago Expands Small Business Financing Program

Rachel Bernier-Green, owner, Laine's Bake Shop, offered Chicago Mayor Rahm Emanuel a sample while discussing the benefits of Chicago's expanding Small Business Opportunity Center Program (SBOCP).
March 19, 2018 @ thechicagocitizen.com



LAKEVIEW KITCHEN & Market

Laine's Bake Shop

A family owned online bakery and catering company founded in 2013 by Rachel and Jaryd Bernier-Green. Our mission? To bring a creative spin to the Chicago dessert scene while being a positive catalyst for change in our community. We believe in
March 19, 2018 @ lakeviewkitchenandmarket.com



The Network Journal

For the Bernier-Green family, owners of Laine's Bake Shop on Chicago's south side, Whole Foods and Starbucks could be a welcoming end point for the struggling business.

Laine's Bake Shop is almost undetectable from the street in the Far South Side neighborhood of Morgan Park. The windows of the brick storefront, a former post office, are covered with dark curtains. The smells of vanilla, ginger and peanut butter



Chicago Tribune

On Far South Side, a small bakery tries to keep pace with its own big dreams

Laine's Bake Shop is almost undetectable from the street in the Far South Side neighborhood of Morgan Park. The windows of the brick storefront, a former post office, are covered with dark curtains. The smells of vanilla, ginger and peanut butter
December 28, 2017 @ chicagotribune.com



CBS Chicago

New Englewood Whole Foods Showcasing Products Of 35 Area Businesses

CHICAGO (CBS) - On the shelves at the new Whole Foods opening in Englewood Wednesday, someone's whipped up a success story. "We've got a few people fighting over who can do the demos in the Engelwood store," Imani Muhammad, owner of
November 3, 2017 @ chicago.cbslocal.com



dna info

Laine's Bake Shop Rising As Partnership With Englewood Starbucks Pays Off

ENGLEWOOD - When Starbucks opened in Englewood a year ago, it became the first Starbucks to carry red velvet brownies from Laine's Bake Shop. Owner and Oakland resident Rachel Bernier-Green said business has been great, and since Starbucks
October 10, 2017 @ dnainfo.com



EATER

20 Upcoming Chicago Restaurants and Bars to Know

MORGAN PARK— Laine's Bake Shop is moving from Woodlawn to Morgan Park, according to DNAinfo. The new address is at 6429 S. Cottage Grove Ave. It's a bigger space with room for a production bakery.
June 26, 2017 @ chicago.eater.com

Rebuilding Communities Is 'Laine's Bake Shop's Mission - Good Food on



Every Table

'Laine's Bake Shop is an artisan bakery with a social mission. "Our mission is to be a catalyst for revitalization in urban communities, beginning in the South Side of Chicago," said Rachel Bernier-Green, who co-founded the company with husband
March 13, 2017 @ goodfoodoneverytable.org



South Chicago Bake Shop Treats Starbucks Customers

For Rachel Bernier-Green, what began as a childhood hobby has become a fulltime career. "I grew up in a family where everyone loves food," she said. "We were always cooking and baking, which is very calming and the perfect way for me to relax."
September 28, 2016 @ news.starbucks.com



Mayor Emanuel Announces 250th Business Is Awarded Microloan Through Chicago's Microlending Initiative

The 250th business to receive a loan through the program is Laine's Bake Shop - a family run business selling retail baked goods and a supplier of large grocery stores and retail partners like Whole Foods Market. Owner Rachel Bernier-Green was selling
April 24, 2016 @ cityofchicago.org



Sweet Success: Rachel Bernier-Green turns her passion and business education into a thriving business - College of Business News

Rachel Bernier-Green (nee Rodgers) '09, '12, discusses how she used her Illinois degrees to start her own business doing what she loves Rachel Bernier-Green, MS Tax Class of 2012, has been cooking and baking for as long as she ... Continued
April 27, 2015 @ business.illinois.edu

Homegrown vendors hope to make the cut at Whole Foods

You could call it Whole Foods' version of "American Idol" or "The Voice." When the organic grocer plans to open a store, it sometimes conducts an audition: Local vendors, some little more than hobbyists, pitch things they make or bake with the
January 31, 2015 @ chicagotribune.com

Artisan Bake Shop with a Social Mission

We exist to bring people together through authentic, good food as a way to catalyze urban revitalization, starting with the south side of Chicago.





As a full-service bakery, we make everything from breads to cakes, cookies, and pies. We specialize in unique flavors like our red velvet cheesecake brownie and our bourbon caramel thumbprint cookie.

Some of Our Baked Goods

  

The Three 'Laines: Chicago Natives Committed to Revitalizing the Neighborhood



'Laine is a family name. My grandfather is named Lane. He grew up on the south side of Chicago and often told me stories about how the region was a thriving epicenter of black culture and commerce.

My mom, Elaine, is named after him. She homeschooled me and taught me how to bake. She taught me fractions with a brownie recipe. People always joke that those lessons stuck because I grew up to be a baking accountant.

Then there's me (left), Rachel Elaine. I'm the third 'Laine in the family. The bake shop's name is an homage to my family.

'Laines Bake Shop has two nonprofit partners who help individuals who were previously homeless, incarcerated, or had substance abuse problems learn job skills. We often hire from the program after graduation. We also have a revenue sharing program set up with local nonprofits working to address the underlying issues of crime and violence in Chicago.

Our Progress So Far

2013 — Launched 'Laines Bake Shop

September 2015 — Partnered with first Whole Foods Market

May 2016 — Completed Good Food Business Accelerator
Finished 6-month program at the 1871 Accelerator in Chicago.

September 2016 — Partnered with first Starbucks

September 2017 — Began monthly pop up events
Events held at the future home of our first retail location.

November 2017 — Supplied to all 54 regional Whole Foods Market

December 2017 — Graduated from University of Chicago accelerator
Completed the Polsky Small Business Growth Accelerator.

March 2018 — Received City of Chicago Neighborhood Opportunity Fund Grant

May 2018 — Accepted into Inner City Capital Connections
ICCC is an executive education and training program to promote economic prosperity in underserved communities.

September 2018 — Bakery and cafe opening

October 2018 — New production facility opening



2019 — Expand beyond Midwest region with Whole Foods

Our Pitch Deck


'Laine's Bake Shop
The Artisan Bakery with a Social Mission
Laine's
Bake Shop



70% of Our Business is Wholesale

Our biggest customer is Whole Foods. Since September 2015, we've sold over 145,000 items to the 54 Whole Foods in the midwest region.



Our Anchor Wholesale Customers




6	54	10
Products at Whole Foods	Whole Foods locations carry our products	Starbucks locations carry our products

Use of Funds and Next Steps

We were awarded a non-recoverable grant by the City of Chicago to go towards the build-out of our production facility, which covers about 50% of the expenses for that location. The funds raised here will go towards the remaining facility expenses for the production location and our bakery cafe retail location opening in September.

This raise will also help us accomplish our social mission: if funded, we'll create 6 full-time jobs within 12 months.

Let Them Eat Cake

'Laine's Bake Shop is part of a movement of businesses that believe in creating profitable companies that make a sustainable positive impact on the world.

The 'Laine's Bake Shop family thanks all of our customers and partners that have become resounding advocates for our brand. Many of you have approached us over the years asking to invest or how you could help 'Laine's in other ways. Thanks to all of your support, we are at the cusp of explosive growth and the time is right to open the door to investors interested in partnering with us to take 'Laine's to the next level. We are working tirelessly to ensure that we are good stewards of your investment so that we can deliver financial, environmental, and social impact returns.

This promises to be an exciting ride. In September 2018 we'll open our much anticipated retail location in Chicago's historic Pullman neighborhood, where we have an established customer base. In addition, our production facility will open to exponentially increase our production capacity and Rachel will complete the rigorous Inner City Capital Connections program to receive technical training and support to prepare us for this next level of growth.

We hope that you'll join our cause, grow with us, and together we will become a catalyst to change the world!

Sincerely,

Rachel E. Berman-Grass

Rachel Bernier-Green

Meet the Founders

 

Rachel E. Bernier-Green
Owner
7 years Big 4 accounting experience. M.S. in Taxation, B.A.s in Finance & Accounting.

Jaryd Bernier-Green
Co-Founder, Senior Business Development Manager
Experienced business operations manager. History in sales, training facilitation, & market research.

AND THE REST OF THE TEAM



Rebecca Cortes
Director of Retail
Operations

Raised $132,349 From 149+ Investors



$5,000	$1,600	$10,416	$25,000	$2,400
May 2015	September 2015	February 2016	April 2016	July 2016
LOAN	LOAN	LOAN	LOAN	LOAN

$10,000	$77,933

June 2017	In Progress
LOAN	



Roger Steciak

I'm an individual investor and trader who is happily retired and continuing to learn new things.



Andrew Coppola

Experienced Director of Operations/Engineer in the food industry interested in investing in exciting brands.



Jay VanGinneken

aka "Rich Canadian" is a Marketing and Advertising Expert with over 19 yrs experience and $50M+ in advertising sales and affiliate revenue.



Evan J SEGAL

Philanthropist, Social Entrepreneur, Mentor, Angel/Seed Investor, Business Leader, Venture For America. , Author, Public Speaker.



Greg Knaddison

I'm an entrepreneur with a background in direct-to-consumer e-commerce interested in organizations that improve our food system and the environment.



Trey Evans

Trey Evans is a powerful motivational speaker who delivers passionate and thought provoking speeches with messages promoting change and goal achievement.

MORE INVESTORS

Interview

Wefunder interviewed Rachel Bernier-Green on February 13, 2018.

– COLLAPSE ALL

WF: What is 'Laine's Bake Shop?

BERNIER-GREEN: 'Laine's Bake Shop is an artisan baking company with a social mission. Right now about 70% of our business is wholesale. We supply companies like Starbucks and Whole Foods with artisan, baked-from-scratch goods. We exist to connect people through authentic, good food as a way to revitalize urban communities, starting with the south side of Chicago.

We have a three-pronged approach to achieving that mission, and we believe adhering to our mission will make us more profitable in the long term. There's a common misconception that making an impact and making a profit are mutually exclusive, thankfully the data shows that the converse is true. We are part of a movement of socially conscious companies seeking to make money while changing the world.

WF: What does your menu look like?

BERNIER-GREEN: It's mostly wholesale right now because we don't have a retail outlet. We still get about 25% to 30% of our business from retail customers. We are a full-service bakery, so we do everything from breads to cakes and pies. The items that we wholesale include traditional cookies, but we also do unique flavors like an oatmeal rum raisin cookie or bourbon caramel thumbprint cookie. We also have a red velvet cheesecake brownie that we wholesale to Starbucks. Outside of the normal bakery goods like cookies and pies, we do custom work. We do corporate gifts for organizations like The Obama Foundation, McDonald's, Google, and YouTube, crafting neat cookies and treats with their logo on them for different events.

WF: How did the business get started?

BERNIER-GREEN: My degrees are in finance and accounting. Most recently, I worked in the financial services group for a Big 4 accounting firm doing tax compliance for private equity companies. While I was there, I baked as a form of stress relief. I would bake and decorate things, and I'd bring them into the office just so my husband and I wouldn't eat them all. I thought maybe when I retired I'd start a bakery. My colleagues would often ask why I didn't launch a business crafting baked goods, and I'd brush them off saying that's probably the worst reason to start a business, just because you have a craft that you enjoy.

I decided to launch the company to test the marketplace. The first event that I participated in was a community revitalization effort in my neighborhood where a vacant storefront was turned into a shopping center for a weekend with booths from a variety of small businesses. At this pop-up event, someone who tasted our product said Whole Foods was looking for local vendors and they wanted to connect me to their team. Whole Foods partnered with a local community development non-profit to offer a three-month training series for small businesses that were interested in working with them. I followed through on this suggestion and participated in the entire series. At the end of the event, I got a meeting with the bakery buyer hoping to get into a store they were working on opening in a year. The buyer loved our products and said they were ready to bring us on board immediately. We started off with one store in September of 2015. Several months later, Whole Foods helped introduce us to Starbucks when they were looking for a local pastry provider. After a few months of onboarding, we started to supply our first Starbucks store in September of 2016. At this point, we were in all of the Whole Foods stores in Illinois.

Throughout this time, we continued to hold pop-up events which helped develop our base throughout Chicago. We also received some organic press partly because of the work we were doing with Whole Foods and Starbucks and partly because our social mission resonates with a lot of people. As a result, we developed a base of people that aren't just customers but are also ambassadors for our brand.

WF: What do your sales and revenue numbers look like?

BERNIER-GREEN: The first year I worked full-time on the business was 2016. I worked out of a shared kitchen, so our capacity was very limited. We ended 2016 with sales of just under $100,000. In the middle of 2016, we moved into our own facility. Last year our sales were a bit over $160,000. We're still pretty constrained because our facility is just a little over one thousand square feet including storage, office space, and production.

WF: What is your production schedule like?

BERNIER-GREEN: We currently produce almost everything to order due to our limited cash flow. We have standing ordering schedules for Whole Foods and other wholesale customers. Most of our wholesale clients have between one and two ordering days per week.

WF: Who are your customers?

BERNIER-GREEN: On the wholesale, side our three biggest customers are Whole Foods, Starbucks, and a local restaurant. On the retail side, our customers include the base we cultivated with our pop-ups, people who have read about our story, and people who taste one of our items at one of our wholesale partners and reach out to try additional things from our menu. Our customers tend to be very interested in natural foods, unique offerings, and our social mission.

WF: What makes your cookies so special?

BERNIER-GREEN: We search for the highest quality things we can get our hands on. That's all that goes into our cookies – no mystery ingredients, no preservatives, no artificial coloring. When we're able to connect with the employees or families behind our suppliers, sharing those stories with our customers has been something that has resonated with them. We also work really hard to create new twists on classic flavors and innovative flavors that set us apart.

WF: Where do you fit into the marketplace compared to all of the possible competitors? ⌄

BERNIER-GREEN: We are trying to position ourselves on the wholesale side as the premier artisan baking company. When companies like Whole Foods are looking for something that is natural without any preservatives and meets their strict guidelines, we want to be their go-to business. On the local side, our two biggest competitors are Jennie and Vera's Cookies and Simply Delish. They are the two other Illinois-based companies supplying cookies to Whole Foods. Then on a national scale, you have Carol's Cookies, Gianna's Homemade cake, and Tate's Bake Shop. Those are some of the companies that we track and compare ourselves against.

WF: What makes you different from your competitors? ⌄

BERNIER-GREEN: There are two things that make us stand out from the competition on the wholesale side. First is our approach to partnering with our retailers. Our cookies in Whole Foods, for example, are on their cookie stations. Generally, people just go there, pick up cookies, and are not going for specific brands. We've taken a different approach. We tell our customers what our cookies look like, so if they talk to the people in the bakery they'll show them which ones are ours. We actively drive traffic to those stores, and then we work with the regional marketing team to develop support strategies. Instead of just putting the products there, we want to make sure the product is moving, whether it's passive sampling or demos. Those kinds of wrap-around support services help us stand out.

Instead of going to Whole Foods and saying we have a chocolate chip cookie, because we know you can get that anywhere, we say we have this chocolate thumbprint cookie that's filled with a bourbon caramel sauce. We have a twist on the oatmeal raisin cookie that is an oatmeal rum raisin cookie. We're talking to the people in the stores to find out what their customers are looking for.

It helps that companies are looking for local products. We are really focused on operations and scaling our company, which makes us a great partner. A lot of companies that have local programs lose money on those programs because they are working with a lot of small vendors. The fact that we come in armed with our financial and sales reports and are able to talk with companies about our experiences makes us stick out to our wholesale customers.

The second way we stand out from the competition is product differentiation. We continue to bring unique flavor profiles to the marketplace. We are not allowing our products to get stale, and we are continuing to work with our wholesale partners to make sure we're bringing them products that are the best fit for what their customers are looking for.

So far, these strategies are paying off. Starbucks invited my husband and me out to its headquarters in February of 2017. While we were there, we actually had the opportunity to sit down with Howard Schultz, the founding CEO of Starbucks, and talk to him about our company. He sent us to two bakeries that carry his favorite non-Starbucks pastries. He encouraged us to create items like these. We took that advice to heart and visited both of those bakeries and have even finalized one of the products that he mentioned.

WF: What made you want to run a bakery? ⌄

BERNIER-GREEN: That question gets to the story of why the company is 'Laine's Bake Shop when my name is Rachel. The quick story is that there are three

'Laine's in my family. My grandfather is named Lane, and he grew up on the south side of Chicago. He's the one who was always telling me stories about how the south side of Chicago was once a thriving epicenter of commerce and culture. He planted the idea that revitalizing urban communities was something that could be done. My mother Elaine was named after him. She homeschooled me and taught me to bake. My mom taught me my fractions with a brownie recipe, which was the first time that I liked math, so people always joke that both of those lessons stuck because I grew up to be a baking accountant.

I'm Rachel Elaine, so I'm the third 'Laine in the series. I've been baking with my mom, my grandmother, and other family members for as long as I can remember. It's something that I've done for fun since I was a kid. I've been selling baked goods pretty much my whole life, but I don't have any classical training. I learned how to decorate cookies and cakes by watching YouTube videos and have honed my skills over most of my life even though I was not initially planning to bake professionally.

WF: What's going to make your business a success? ^

BERNIER-GREEN: Our success is based on starting with great food, focusing on operations and efficiency, continuing our relationships with our core customers, and pursuing relationships with new retailers and food service clients.

To do this, we need to open in a space that allows us to produce enough food to fill the demand of our customers. We also need to diversify our base. Right now we're very heavily concentrated in Whole Foods. That relationship is great, but we need to make sure that we have other key anchor clients so that 'Laine's remains stable if our partnership with Whole Foods changes.

Our goal in the next 18 months is to bring on four to six additional anchor clients. One of the big issues that has impeded our ability to raise capital is that even if you have a demonstrated history with a company, a bank isn't as comfortable with that as if you have a contract. Most stores only offer a contract to farmers or anyone who has a long lead-in time to produce their product. Everything with Whole Foods and Starbucks is ordered on a weekly basis, and it's the same with our restaurant clients. With food service you can get contracts, however, because of our limited capacity, we haven't been able to go after these food service contracts. So we've identified a new production space to increase our capacity, and are working to position ourselves for this necessary diversification.

WF: How big could you get with the production facility you are eyeing? ^

BERNIER-GREEN: We have a lease signed for a production space that is more than three times bigger than our current space, plus it has a full basement we can use for storage. It's within a bigger building, so there's space next door that we can expand into in the future. In terms of our capacity, industry experts who work in the food manufacturing space think our maximum output capacity in that space is between $4 million and $4.5 million. It gives us plenty of room to grow.

We are also working to identify suitable co-packers because if Starbucks said they want to take our red velvet cheesecake brownie national, for example, we could not do that in this production facility. Cultivating these co-packer relationships is key so that once one of our products is positioned to grow quickly, we can produce that outside of our space while we work to increase our internal capacity.

WF: Besides being profitable, what's the broader mission of the bakery? ^

BERNIER-GREEN: Our mission is to be a catalyst for revitalization in urban communities, starting with the south side of Chicago. There are three ways that we try to approach that mission. The first is with the people we hire. We've partnered with two nonprofit organizations with job-training programs that specifically reach out to individuals who have been chronically unemployed. Some of them have been incarcerated, some of them have been homeless, some of them might have had a substance abuse problem. The programs allow them to obtain their food safety certifications and puts them through a rigorous training program where they learn everything from production and food safety to conflict resolution and personal finance. Once they graduate, the program provides us with a pool of candidates that we can hire from. We do that because of the impact it has on the community and because it tends to be more cost-effective than creating an internal recruiting and full-time training program. Turnover is also significantly lower with graduates of these programs.

The second way we accomplish our mission is through our purchasing. We try to purchase from companies that share similar values to us. We also try to work with companies that are employee-, family-, women-, or minority-owned.

The third piece of our mission is our Community Partner Program.

WF: What is your Community Partner Program? ^

BERNIER-GREEN: Our Community Partner Program is the third way we work on our broader mission of helping revitalize urban neighborhoods. Chicago gets a lot of flack for crime and violence. I decided to look into some of the underlying issues that drive crime and violence. What can we do to directly impact those things? What organizations are out there doing meaningful and measurable work in these areas? I found nonprofits that were doing that work, and then looked at how we could support them.

The crux of the community partner program is our loyalty program. We've set up our loyalty program so that whenever someone joins it, they get to pick which of these organizations they want to support. Anytime they make a purchase, a percentage of those proceeds are donated back to that organization. The organization, in turn, refers customers to us because it's fundraising for them and because we're amplifying their impact and their voices. The program has been on pause because we don't have the retail space right now. The loyalty program is not active but the structure is already in place.

WF: How do you plan to grow that community-minded marketing to a national scale? ^

BERNIER-GREEN: That program will always have a hyper-local approach. It's something that can be replicated in other markets, but by its very nature it's not scalable in the traditional sense. The parts of our mission that are scalable in the traditional sense are the hiring programs and who we're purchasing from.

We see the community partner program growing if we create additional retail shops in the future. This is something we're planning to do in the next two or three years. We can duplicate the community program throughout Chicago and in underserved communities where demand for a bakery and cafe is not being met. Maybe down the line, we can do that in other cities, but that's not really our focus.

WF: What about crowdfunding appeals to you? ^

BERNIER-GREEN: We like crowdfunding for two reasons. One reason is that we've successfully done it twice before on a much smaller scale. The second reason is that we have customers come to us all the time saying that they want to be a part of what we're doing and asking how they can invest in the company. Because our customers tend to already be brand ambassadors, we think this provides a great opportunity to raise money from the broader community and from people who believe in what we're doing and want to play a role in it.

WF: What big unresolved fears keep you up at night? ^

BERNIER-GREEN: One of my biggest fears is that because we've been undercapitalized for so long and haven't been able to grow as fast some of our partners would have liked that we could lose out on an opportunity because we're not financially prepared for it. We've done a lot with very little, and we're proud of that, but it concerns me that we might not be able to get the pieces in place as quickly as we need to and keep up with partners that can be very demanding at times.

WF: What are your plans for the money you raise? ^

BERNIER-GREEN: We were recently awarded a non-recoverable grant by the city of Chicago to go towards the build-out of our production facility in Chicago's Woodlawn neighborhood. The grant covers about 50% of our building expenses. To receive the grant, we must contribute $140,000 to the project. The first $140,000 of funds from this raise will go into our construction escrow account where the City of Chicago will deposit the remaining funds and construction will begin on the project.

Currently, our architects and engineers are finalizing the plans so that we can submit the project for permit this month. We plan to begin construction in June of 2018 and estimate that the project will take 5-6 months to complete.

WF: Who's on your team and why are they the right people? ^

BERNIER-GREEN: I'm Rachel Bernier-Green, the CEO. My responsibilities are overall strategy and execution, operations, infrastructure, capital generation, financial reporting and analysis, training and development, and more.

Then there's Rebecca Cortes. She's the Director of Retail Operations. She is responsible for operations (design, infrastructure, marketing, hiring and development, reporting) and sales for retail stores, farmers markets, catering, and online sales.

Elaine Rodgers is our Production Manager. She oversees production, inventory, and ordering.

Jaryd Bernier-Green is in charge of sales. He's the account manager for current channels and manages sales in wholesale and food service.

Darryl Cheeks is the CEO and Managing Partner of Black Rhino Financial Group. He will serve as our virtual CFO. He has deep food manufacturing expertise. He helps with business strategy and risk management, bookkeeping, financial statement compilation, operational reports and operating budgets, budget variance analysis, payroll processing, and tax filings.

Amber Johns and Mary Vendiola will be our general counsel at Jackson Corporate Law. They review contracts and leases, legal structure, intellectual property issues and filings, HR, and employee manuals.

Andrea Keirn and her team at Black Rhino Marketing will act as our marketing professionals. They study brand identity and help with strategic business planning, analytical reports, digital marketing, and social media.

Thea Polancic is a Leadership Development Consultant at Clear Space Consulting. She will provide leadership development, culture strategy and execution, and executive coaching.

Then there's Monica Chadha, who is an architect at Civic Projects Architecture. She is the architect and consultant for the build-out of our production facility in Woodlawn.

WF: Why are you the person to get this done? ^

BERNIER-GREEN: One thing that's been key to our success thus far is the fact that I have a background in accounting and finance and I'm focused on operational efficiency and scalability. That's not to say that I know it all, but I'm acutely self-aware and know enough to know what I don't know, and surround myself with people that can fill in the gaps. When compiling the appropriate team to take our company to the next level, I tried to make sure that the people we're bringing in don't just have general product development knowledge or general startup knowledge, but that they have knowledge focused on food companies, social enterprises, and/or profitable scaling. After months of vetting candidates, I have pulled together a team that has repeatedly demonstrated that they can help companies of our size profitably scale.

I'm also an alumna of the Good Food Business Accelerator out of the 1871 Accelerator here in Chicago. I have a mentor that works with me, and I also have access to a variety of people in my cohort who have created food companies and have successfully scaled them. That provides me with a wealth of resources, including people with connections to distributors and additional outlets to sell our products. They also offer support services to make sure the infrastructure that we're building can handle that scale.

In addition, people interested in investing with us believe in what we're doing and our company's mission. They've seen what we've accomplished so far and the impact that we've made. If we continue to do that, then I think they'll continue to set me aside with potential partners and potential investors.



Ask a Question

Type your question here...   **ASK QUESTION**

Michael Thomas `INVESTOR`   Mar 18 ⌄
When will you begin to make quarterly payments to your Wefunder investors?

Andrew Sparacia   Jan 9 ⌄
Are you still raising funds?

Viral Trivedi   Dec 1 ⌄
Hi Rachel. Following up on my earlier question.

 **Rachel E. Bernier-Green** Owner `FOUNDER`   Dec 3 ⌄
Hi Viral, thank you for following up! I'll have those updates posted later today. The good news is that we had a record breaking quarter in Q3 and are on pace to break it for Q4. The bad news is that this caused me to fall behind on some administrative tasks like maintaining our WeFunder profile. We've made some adjustments to our team to handle this growth moving forward.

Rifat Chowdhury   Nov 14 ⌄
Hello, I would love to be part of this business. I also opted to send the money through wire transfer from my bank account. Well the question I really need to know is that how will I be paid back as I am new in this field. Will I get paid quarterly in my bank account or is it that you would send over via Wefunder ?

Viral Trivedi   Nov 4 ⌄
Hi Rachel. Have you decided on a close date for the campaign yet? Also it would be great if you could share how the past quarter has been month on month.

Brian Thompson `INVESTOR`   Oct 10 ⌄

Have you considered reaching out to potential partners for an expansion into Oakland as part of your 5 year plan? It seems like it would be a logical place to break out on the west coast. Whole Foods has a large retail location in the Lake Merritt neighborhood, so that could be a starting point, but restaurants in the area are always looking for suppliers with a social mission, and you might be able to get in on their dessert menu!

Timothy Gale   Sep 18 ∨

Hello Rachel! Love your business plan here!! When does your fundraiser end on Wefunder?

 **Rachel E. Bernier-Green** Owner `FOUNDER`   Sep 18 ∨
Hello Timothy! Thanks so much. We are planning to continue our fundraise through the end of October or until we hit our stretch goal, whichever comes first.

Stanley. Evans   Sep 3 ∨

were the perks

 **Rachel E. Bernier-Green** Owner `FOUNDER`   Sep 18 ∨
Hi Stanley, in addition to the financial, environmental, and social return on investment, we are also offering the following perks:

$250+
Website thank you!
$500+
'Laine's Bake Shop "Founding Investor" mug for use anytime you stop by our future retail locations, entitles user to 10% discount.
$1,000+
'Laine's Bake Shop "Founding Investor" magnet.
$2,500+
'Laine's Bake Shop "Catalyst for Change" T-shirt
$5,000+
Coffee Club membership
$10,000+
Signature Chicago themed decorated gourmet cookie set, shipped anywhere in the continental US.
$25,000+
Founders plaque in our retail location and social media shoutout.
$50,000+
VIP facility tour and pre-launch party for you and 25 of your friends.

Chad Skaggs   Aug 10 ∨

Is the campaign going to close soon?

 **Rachel E. Bernier-Green** Owner `FOUNDER`   Sep 18 ∨
Hi Chad, I apologize for missing your message. We have extended our campaign through the end of October, or until we reach our stretch goal, whichever comes first.

Austin Landry   Jul 21 ∨

Has the relationship with Whole Foods changed at all since Amazon's acquisition?

 **Rachel E. Bernier-Green** Owner `FOUNDER`   Jul 21 ∨
Thanks for the question Austin. We moved from being a local supplier to a regional supplier shortly before we found out about the acquisition. We expect that Amazon will continue to seek additional efficiencies in the Whole Foods procurement processes and that being a regional or multi-regional player better positions us for future success with the company. To date, we haven't experienced any disruption from the acquisition, and our sales are actually up significantly over last year.

sales are actually up significantly over last year.

Mary Figures Jul 17 ⌄
When is the deadline


Rachel E. Bernier-Green Owner [FOUNDER] Jul 17 ⌄
Hi Mary, Our goal is to reach our fundraising goal by August 4th.

Chad Skaggs Jul 5 ⌄
When is the payment start date?


Rachel E. Bernier-Green Owner [FOUNDER] Jul 17 ⌄
Hi Chad, I apologize for the delayed response. The first half of July was one of our busiest two weeks to date. The payment date will be determined by the date that we close the loan. Once the loan closes, payments will be made on a quarterly basis, starting the first quarter after closing the loan.

Michael Thomas Jul 5 ⌄
Section 3b of your draft Revenue Loan Agreement says "Amount of Each Payment. The amount of each payment shall be the product of the Revenue Percentage and the Net Revenues from the Measurement Period ended immediately prior to the payment date." Section 1 contains a definition for "Gross Revenues" but not for "Net Revenues." Please clarify how the payment amounts will be calculated. Also, will the draft Revenue Loan Agreement be updated to include a definition of "Net Revenues?"


Rachel E. Bernier-Green Owner [FOUNDER] Jul 17 ⌄
Hi Michael, I apologize for the delayed response. The first half of July was one of our busiest two week periods to date. I am working with the WeFunder compliance team to update the draft Revenue Loan Agreement to reflect that Net Revenue is equal to Gross Revenue adjusted for discounts and returns. Historically, discounts and returns have amounted to less than $150 per quarter in the instances where we have had any.

Alan Jacobson Jul 4 ⌄
Hi Rachel, I was going to ask the same question that Thomas asked, and he put it well. Your answer is excellent, though I am a little curious about why you would not do both - expand SKUs and stores with Whole Foods and also do all of that other expansion? Also a follow-up to that: Let's say the Whole Foods contract does not work out, and assume you raise somewhere between your minimum and maximum here. Would you have enough revenue and cash to pursue those other plans, and what would change about them? Thanks again!


Rachel E. Bernier-Green Owner [FOUNDER] Jul 17 ⌄
Hi Alan, thanks for another great question! I do apologize for my delayed response. The beginning of July, was unexpectedly, one of our busiest periods ever. The past two weeks actually helps to illustrate my answer here. Through the first half of July, Whole Foods was over 85% of our revenues (this is higher than we normally see). The next step of growth with Whole Foods, would be to add another entire region. If we do this before building out our base, we could end up with 99% of our business with one client. If we were able to add stores on a more gradual level, or we were less concentrated in this account, we would pursue growth with them at the same time. Given the current dynamics, it is most prudent to make growth of this account a secondary priority.
The answer to your second question is two-fold. If we were to lose the Whole Foods account after diversifying our base, our timeline would be delayed, but we would have enough revenue to move forward. If we were to lose this account currently, we could survive, but it would require drastic measures (potential layoffs, renting out kitchen space, re-negotiating

leases, etc) to stay afloat, and delay our growth trajectory significantly.

Thomas T Simmons   Jul 3 ⌄

There is so much I love about your operation and business approach, but I have one nagging fear before investing: It seems that your revenue is heavily dependent on one customer (Whole Foods), and even your expansion plan for 2019 include expanded distribution through Whole Foods. What happens if your relationship with this one customer sours? Is there a solid plan to expand into additional wholesale markets? Does Whole Foods have any type of contractual restrictions on who else you can sell to?



Rachel E. Bernier-Green Owner **FOUNDER**   Jul 4 ⌄

Hi Thomas, thanks so much for your feedback and question! While we have a very solid relationship with Whole Foods, our revenue concentration in that account is one of the biggest risks that we are focused on actively mitigating. We actually have the opportunity to start the expansion process with Whole Foods now, but have held off on further expansion of SKUs or stores until we have diversified our revenue base. Our goal is to reduce our concentration to 20% in this account by the end of 2019. Whole Foods places no contractual obligations on who we can sell too. In fact, they played a crucial role in landing us in Starbucks. I'll summarize our wholesale expansion plan here, but please let me know if you have further questions. 1) I've hired a retail manager who starts in 2 weeks. Moving forward, she will manage retail sales and operations, including our retail kiosk, online store relaunch, farmers markets, pop ups, and other B2C sales. This will leave me to focus on our wholesale and food service operations. For the first time since I've started the company, a large part of my role will be dedicated to growing wholesale accounts. 2) We have a new wholesale customer starting August 1st, and are in talks with one of the largest retailers in the country to have a spring 2019 launch of a line of our products. 3) We are working with a local organization to secure food service (where we sell bulk desserts and pastries) sub-contracts with major Chicago institutions. 4) Our virtual CFO firm has deep expertise in this area and offers strategy consultation (the owner has grown a food manufacturing businesses from scratch to 9 figures). We plan to retain them to assist with this expansion as well. 5) Lastly, I am working with organizations such as the Chicago Urban League and the Family Farmed Good Food Business Accelerator to tap into additional wholesale and food service opportunities. I'm looking forward to getting into our new space and implementing this sales plan!

Andre Grant   Jul 1 ⌄

I went to your website and noticed there is not a large selection of food items offered there. Do you plan on expanding you online business with the creation of the new facility?



Rachel E. Bernier-Green Owner **FOUNDER**   Jul 2 ⌄

Hi Andre, thanks for your question! Yes, we are planning to expand the online business once we have increased capacity. Our new retail manager starts in two weeks and will work with me to build the infrastructure to prepare for our online store expansion. There's a lot of untapped potential for us to grow in that space.

Alan Jacobson   Jun 30 ⌄

Hi, usually when I invest I am content that I made a good choice, but this investment truly made me happy (and content that I made a good choice too!). Several questions: 1. Can you provide 2018 numbers for revenue, net income? 2. When you open the new production facility and hire new staff what will revenue need to grow to so you are cash flow positive? 3. Is there any detail you can give about feedback from current retail customers - what are they saying about how fast your product is selling, what customers are saying, and stuff like that? Thanks!



Rachel E. Bernier-Green Owner FOUNDER   Jul 1 ⌄

Hi Alan, we are so happy to hear it! Here are the answers to your questions.
1) YTD Revenue through 6/30 is $83,433. We just onboarded a new CPA and
virtual CFO service last week, so the latest net income information we have
is YTD through 4/30. For that period revenue was $47,930 with a net income
of $6,223. To provide an idea on momentum our February revenues were
$10,431 and we ended June with $17,457. We will have complete May and
June numbers within a few weeks. 2) We anticipate becoming cash flow
positive towards the end of Q2 2019 on monthly revenues of about $70,000
(~$30,000 from the retail kiosk opening 9/1, and the rest of the wholesale
side). 3) While the specific comparables are confidential, I can share
anecdotal evidence, as well as revenue trends (see chart on profile for
Whole Foods trends). We once landed the opportunity to supply the Cavalia
(traveling horse circus) show at Soldier Field for their entire time in
Chicago because the production manager tasted our Red Velvet
Cheesecake Brownie at Starbucks and called us immediately afterwards! I
will check with the WeFunder team to see if there's a way that I can post
photos of customer emails or social media messages with feedback. In the
interim, our Google, Yelp, Facebook, and TheKnot.com pages contain some
customer feedback.

Aileen Marie   Jun 28 ⌄

With a huge national shift in focusing on healthy food and veganism. What are your plans on creating vegan options to consumers?



Rachel E. Bernier-Green Owner FOUNDER

Jun 28 ⌄

Hi Aileen- Thank you for your question. Our products meet consumer demand for natural pastries and desserts on a broad level. We currently produce several vegan items, like our vegan apple crisp and vegan brownies. As demand continues to increase for vegan items, we will incorporate them in our offerings, while maintaining our holistic focus on delivering the tastiest, real food to our customers.

Join **230,903** investors who funded **261** startups with over **$87.5 million**

View Reg D, A+ and Reg CF Breakdown

f **Sign up with Facebook**

or

Privacy: We won't share your data, or post to your wall, without your permission.

Full name

Email

Password

SIGN UP

 Mashable n p r Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times

The Boston Globe **Inc.** **TechCrunch** THE WALL STREET JOURNAL FINANCIAL TIMES



About us

Our Profile

Jobs

Press

Blog

Charter

Investors

Getting Started

Risks

Earning Returns

Funds

Give/Get $1000

Founders

Raise Funding

FAQ

Legal Primer

Deals

Fundraising Playbook

Say Hello

☐ hello@wefunder.com

🐦 Twitter

📘 Facebook

📷 Instagram

📍 SF / Boston